xstrata

Xstrata File
Number 82-34660

04045630

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Tuesday, October 12, 2004

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of April, May, June 2004 as well as the Annual and HSEC report 2003.

Yours sincerely,

B. Mattenberger

PROCESSED
OCT 22 2004
THOMSON
FINANCIAL

Brigitte Mattenberger
Corporate Affairs

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Company Announcement: Capital Group Disclosable Interests in Xstrata

Zug, 5 April 2004

The aggregate shareholding of the Capital Group is now 62,973,815 shares, which represents 9.97% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 10.37%.)

Xstrata contacts

Joyce Margarit Xstrata (Schweiz) AG
Bahnhofstrasse 2
6300 Zug
Tel : +41 41 726 6051
Fax : +41 41 726 6055
Email: jmargarit@xstrata.com

Xstrata File
Number 82-34660

xstrata
coal

News Release

Tuesday 6 April 2004

XSTRATA COAL CHALLENGES THE LONG-TERM VIABLITY OF THE NSW GOVERNMENT'S PLANS TO INCREASE COAL ROYALTIES

Xstrata Coal has warned the NSW government's plans to increase coal royalties from 1 July 2004 will impact the long-term viability of one of the state's leading industries.

Peter Coates, Chief Executive Xstrata Coal, said, "The state government's decision to increase coal royalties is short-sighted and will have a severe impact on our industry."

"In 2003 the majority of the NSW thermal coal industry operated at a loss against a back-drop of a rising Australian dollar, low coal prices, workers compensation premiums and demurrage. In short, the long-term viability of NSW coal producers is not assured.

"As we come out of one of the toughest years our industry has faced, the government now plans to increase royalties. This will see, in the second half of this year, an 86% increase in royalty charges for Xstrata Coal's open cut operations and a 105% increase for undergrounds in terms of export production. Using our long term pricing assumption, the increase over the current rate is 60% for open cuts and 77% for undergrounds. This is not sustainable.

"It is likely this will impact on our ability to continue to operate marginal operations and retain current employment levels across all our operations. Furthermore, in light of this announcement we will need to reassess future investment decisions.

"This announcement is made at a time of coal prices reaching an all-time high and highlights the opportunism of this decision. However, the likelihood of these prices being maintained over the longer-term is uncertain as other coal producing countries, such as China, look to increase production. With the proposed value-based royalty system, coal prices would have to fall to AUD26.66 to bring royalty payments back to, and in line with, the existing system. Were this to happen, the industry would face bankruptcy.

"Due to the inadequacy of the rail delivery system that transports Hunter Valley coal to port, coal exports are constrained. If the government was prepared to invest in the capacity of the rail infrastructure, exports could increase thereby delivering an increase in revenue to the government. I add that the coal industry has indicated its willingness to fund this investment since the problem was first flagged with government some five years ago. Last year's demurrage bill cost the NSW coal industry over AUD100 million.

"I understand that the government wishes to benefit from today's higher prices but they will do so to the detriment of future investment and employment."

ends

For further information:

Justine Winn, Corporate Affairs Manager
T: + 61 2 9253 6748, M: +61 416 196403

Xstrata File
Number 82-34660

xstrata

PRESS RELEASE

XSTRATA COAL INCREASES ITS STAKE IN COOK COLLIERY TO 95%

Zug, 15 April 2004

Xstrata plc ("Xstrata") announces that Xstrata Coal has purchased a further 45% of Cook Colliery from Centennial Coal Company Limited for approximately US$6.35 million.

The transaction, which is expected to be completed by the end of April 2004, increases Xstrata Coal's shareholding in Cook Colliery from 50% to 95% inclusive of management rights. Tokyo Boeki Limited continues to hold the remaining 5%. The transaction is expected to have a positive impact on earnings.

Peter Coates, Chief Executive Xstrata Coal, said, "This transaction is consistent with our strategic intent to increase our exposure to coking coal, and the scale and potential of Cook's resources is therefore of particular interest. We intend to leverage this opportunity as soon as practicable, and will commence on lease exploration in the latter half of this year."

Cook Colliery is an underground bord and pillar operation located 30km south of the township of Blackwater, Bowen Basin, Queensland. Current annual production totals approximately 500,000 tonnes, over 50% of which is hard coking coal with thermal coal the remainder. Coal resources include 128 million tonnes of measured and indicated resources, with a further 750 million tonnes of inferred resources.

ends

Xstrata contacts

Marc Gonsalves		Justine Winn	
Telephone	+44 20 7968 2812	Telephone	+61 2 9253 6748
Mobile	+44 7775 662 348	Mobile	+61 416 196 403
Email	mgonsalves@Xstrata.com	Email	jwinn@xstratacoal.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Xstrata Coal Settlement of 2004/05 Coal Prices

Zug, 22 April 2004

Xstrata plc announces that Xstrata Coal has settled 2004/05 term prices for the supply of hard coking coal into the Asian and European steel markets at an increase of up to 200 % from the previous contract year's prices of around US$45/tonne. In addition, in respect of the delivery of thermal coal to long-term customers in Japan, Xstrata Coal has secured a contract year price of US$45/tonne FOB, with effect from 1 April 2004. This represents a 68% price increase on last year's unofficial reference price of US$26.75/tonne.

Peter Coates, Chief Executive Xstrata Coal, said, "We have settled coking coal contracts with our existing customers in Asia and Europe at varying prices up to US$135/tonne for unpriced tonnage to be supplied in the 2004/05 contract year. These prices have been averaged with carryover tonnage that was to be delivered at last year's prices, as a result of production constraints at Oaky Creek in 2003. As a consequence, Xstrata will achieve an average price of US$80/tonne for deliveries over the 2004/05 contract year ending March 2005. We have also achieved similar prices for our Collinsville semi hard coking coal into the Asian steel market. "

"In view of the above Xstrata's average realised price for calendar year 2004 for its Queensland coking coal is expected to be in excess of US$65/tonne. This includes tonnage shipped and already priced against 2003/04 contracts."

"The settlements of our coking contract prices reflect the positive outlook in the medium to longer term for prime quality hard coking coals, such as the coals from our Oaky Creek and Collinsville operations, on the back of continuing growth in demand from markets such as China and India. The ongoing tightness in the thermal coal market has had a favourable effect on term prices recently negotiated for our New South Wales and Queensland thermal coal production. "

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Bryce Crocker
Telephone +44 20 7968 2822
Mobile +44 7881 956 647
Email bcrocker@xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

xstrata
coal

4 May 2004

NEWS RELEASE

XSTRATA COAL SIGNS CONTRACT WITH QUEENSLAND RAIL FOR ROLLESTON COAL PROJECT

Xstrata Coal announces that the Rolleston Joint Venture and Queensland Rail today executed the contracts for the construction of the Bauhinia regional rail line as part of the Rolleston Coal Project. The signing ceremony was held at the office of the Hon. Peter Beattie, Premier of Queensland.

Peter Coates, Chief Executive Xstrata Coal, said, "Today's ceremony is a significant milestone in the Rolleston Project. Xstrata Coal is pleased to be able to work together with Queensland Rail on this large-scale project, which is critical to the successful development of our Project and I hope will also encourage further growth in the region."

"Queensland Rail will construct, own and operate the new 110km spur, which will expand its existing rail network in the Blackwater system, at an estimated capital cost of AUD230 million. In turn, Rolleston Coal will be charged a fee under a 20-year contract to access and use the new line. We have also today executed a 20-year Rail Haulage Agreement under which Queensland Rail (Coal & Freight Services) will haul approximately 150 million tonnes of coal from Rolleston to Gladstone.

"Approximately 300 jobs will be generated during the 18 month construction phase of the rail line. Importantly, the line has potential to stimulate further economic growth – not only via the Rolleston Coal Project and any future coal developments but also by servicing the supply-chain requirements of grain growers in the southern highlands region of Central Queensland. This is good news for Queensland and today's signing ceremony celebrates that."

It is expected that Rolleston Coal will commence production towards the end of 2005, once the rail line is completed. The development of the mine is also aligned with approximately AUD60 million of mainline upgrade works that Queensland Rail has currently planned for the Blackwater to Gladstone mainline.

Ends

For further information:

Justine Winn
Corporate Affairs Manager
T: +612 92536748 / M +61 416 196403

Xstrata File
Number 82-34660

xstrata

Xstrata Coal Sells Spitzkop Colliery to South African Empowerment Company

Zug, Wednesday 5 May 2004

Xstrata plc ("Xstrata") announces that Xstrata Coal has sold its Spitzkop Colliery in South Africa to iLanga Coal Mines (Pty) Ltd ("iLanga"), which is 50.1% owned by Vela International (Pty) Ltd - a South African empowerment group.

The transaction encompasses Xstrata Coal's 100% interest in Spitzkop Colliery, as well as the adjoining Mooifontein property, for a total consideration of ZAR70 million. Xstrata Coal and iLanga have also entered into a 36-month coal supply agreement, under which iLanga will supply Xstrata Coal with 60,000 tonnes of coal each month at a predetermined price. Spitzkop produced 1.26 million tonnes of thermal coal in 2003.

The transaction, which is expected to take effect on 31 July 2004, is subject to a number of conditions and approvals, and a further announcement will be made to confirm its completion.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Xstrata File
Number 82-34660

xstrata

Xstrata AGM

Zug, Thursday 6 May 2004

The Xstrata plc Annual General Meeting is being held from 10am UK time (11am Swiss time) this morning. At the meeting, the Chairman, Willy Strothotte, will make the following remarks:

"In my statement in the annual report, I discussed the major supply and demand dynamics driving the commodity markets. Demand for our products remains robust and in many of our markets, such as coking and thermal coal, ferroalloys and copper, supply remains tight. I do not believe that the recent steps taken by the Chinese government to slow down the exceptional rate of economic growth in China signal the collapse of demand for basic materials or a reduction in the intensity of metals usage in that economy. Indeed, these appear to be prudent measures that aim to secure strong and constant growth over the longer-term and to avoid a 'boom and bust' cycle. In that regard, they are positive for our markets, particularly at a time when there are early signs of returning economic growth in North America.

"I wish to reiterate my optimism in the medium-term outlook for Xstrata. The progress made in 2003 has positioned the Company to benefit significantly from the current strength of its commodity markets, its ongoing efficiency programmes and its pipeline of major internal growth projects."

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Xstrata File
Number 82-34660

xstrata

COMPANY ANNOUNCEMENT

RESULT OF AGM
RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Zug, Thursday 6 May 2004

Xstrata plc announces the result of voting on the resolutions at its Annual General Meeting held on Thursday 6 May 2004, as set out in the AGM notice.

Each of the resolutions was passed by the required majority. Resolutions 1 – 9, as ordinary resolutions were passed on a show of hands. A poll was taken for Resolution 10, being a special resolution.

Details are set out below of the proxy votes received by Xstrata before the AGM in respect of resolutions 1 – 9, and the result of the poll taken for resolution 10.

A copy of the resolutions put to shareholders at the AGM today has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Richard Elliston
Company Secretary

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

www.xstrata.com

PROXIES RECEIVED IN RESPECT OF AGM RESOLUTIONS

	Resolution 1-9 Proxy voting	For	Against	Abstained
1.	Adoption of Annual Report and Financial Statements for the year ended 31 December 2003	489,714,559	742,912	1,533,269
2.	Approval of declaration of dividend of 13.3 US cents per share	491,960,390	0	30,350
3.	Approval of the Remuneration Report for the year ended 31 December 2003	355,378,305	84,092,039	52,520,396
4.	Re-election of Michael Davis to the Board	484,840,085	4,459,003	2,691,651
5.	Re-election of David Issroff to the Board	489,254,138	2,423,585	313,017
6.	Re-election of Sir Steve Robson to the Board	491,065,336	895,254	30,150
7.	Re-election of David Rough to the Board	486,245,262	3,779,534	1,965,944
8.	Re-appointment of Ernst & Young LLP as auditors to the Company and authority to set auditors fees	482,038,140	6,035,318	3'917,282
9.	General authority to the directors to allot shares	490,935,516	1,024,989	30,235
	Result of Poll	**For**	**Against**	
10.	Disapplication of pre-emption rights	492,186,758	231,445	

Xstrata File
Number 82-34660

xstrata

Closure of Windimurra Vanadium Operations

Rustenburg, Monday 10 May 2004

Xstrata Alloys confirms the permanent closure of the Windimurra vanadium operation in Western Australia, which has been on care and maintenance since production was suspended in February 2003. The decision follows a thorough assessment of the operation's future financial robustness and an estimate of the costs of returning the plant to operation and of addressing a number of projects critical to its long-run profitability.

Mr Peet Nienaber, Xstrata Alloys Chief Executive, said, "While there is an understandable perception that it would be attractive to restart Windimurra to capitalise on the current high vanadium prices, it would be irresponsible to our shareholders and other stakeholders, particularly any new workforce, to do so without confidence in the operation's long-term future. The current vanadium spot price is unlikely to be sustainable and cannot be used as a realistic long-run average price, particularly as Windimurra's return to production would itself be likely to impact the vanadium price negatively. In addition, the stronger Australian dollar and the structural shift in the industry from the production of vanadium pentoxide to ferrovanadium have impacted negatively on the Project's potential profitability.

"Regrettably, therefore, we have come to the conclusion that Windimurra is not an economically viable operation and a decision to invest capital and restart the operation cannot be justified. We have managed the closure of the plant with scrupulous attention to our responsibilities, especially in respect of the environment and our employees, and have met all the costs and obligations associated with closure. The Xstrata Group remains a significant investor in the Australian resources industry and we are keen to build upon the asset base and positive working relationships we have to the benefit of all stakeholders."

Mr Tony Simpson, Chief Executive of Windimurra, said, "We are disappointed that Windimurra was not able to realise its potential. Xstrata has spent in excess of AUD180 million on Windimurra and has honoured all of its commitments from day one.

"Given the very significant investment we have made, we have been more motivated than any other party to make the Project a success and we would have liked to see it restart. However, there are significant costs associated with bringing the plant back into production. In addition, a number of critical factors prevented the Windimurra operation from achieving desired cash costs previously and these would have to be addressed – at considerable cost – in any restart. These include the redesign of equipment to bring recovery rates of magnetite up to levels envisaged in the original feasibility study; a re-configuration of the power plant in order to lower operating costs; and the management of emissions to meet current environmental expectations."

The closure will have no balance sheet implications for Xstrata plc, and total closure costs, to be expensed in 2004, are estimated at around US$8 million.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com^

Tony Simpson, CEO Windimurra Pty Ltd
Telephone +61 8 9451 5030
Mobile +61 409 309 827
Fax: +61 8 9350 5367

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Xstrata File
Number 82-34660

xstrata

Capital Group Disclosable Interest in Xstrata

Zug, 18 May 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research & Management Company have decreased their holdings in Xstrata to 14,322,560, 16,897,522, 1,580,297, 600,902 and 23,677,525 ordinary shares respectively, representing 2.27%, 2.68%, 0.25%, 0.10% and 3.75% respectively of the Group's issued share capital (previously 2.30%, 2.73%, 0.32%, 0.10% and 4.52%).

The aggregate shareholding of the Capital Group is now 57,078,806 shares, which represents 9.04% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 9.97%.)

Xstrata File
Number 82-34660

xstrata

Capital Group Disclosable Interest in Xstrata

Zug, 19 May 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company have increased and Capital Research & Management Company have decreased their holdings in Xstrata to 14,326,260 and 23,222,525 ordinary shares respectively, representing 2.27% and 3.68% respectively of the Group's issued share capital (previously 2.27% and 3.75%).

The aggregate shareholding of the Capital Group is now 56,627,506 shares, which represents 8.97% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 9.04%.)

Xstrata File
Number 82-34660

xstrata

Capital Group Disclosable Interest in Xstrata

Zug, 26 May 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital Research & Management Company have decreased and Capital International SA has increased their holdings in Xstrata to 14,204,701, 16,884,622, 583,276, 18'311'385 and 1'597'797 ordinary shares respectively, representing 2.25%, 2.67%, 0.10%, 2.90% and 0.25% respectively of the Group's issued share capital (previously 2.27%, 2.68%, 0.10%, 3.68% and 0.25%).

The aggregate shareholding of the Capital Group is now 51,581,781 shares, which represents 8.17% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 8.97%.)

Xstrata File
Number 82-34660

xstrata

Capital Group Disclosable Interest in Xstrata

Zug, 11 June 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital International Limited, Capital International SA and Capital International Inc have decreased and Capital Guardian Trust Company has increased their holdings in Xstrata to 15,693,372, 1,438,147, 545,900 and 14,224,288 ordinary shares respectively, representing 2.49%, 0.23%, 0.09% and 2.252% respectively of the Group's issued share capital (previously 2.67%, 0.25%, 0.09% and 2.249%).

The aggregate shareholding of the Capital Group is now 50,213,092 shares, which represents 7.95% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 8.17%.)

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

EXTENSION OF MINE LIFE AT MINERA ALUMBRERA

Zug, 22 June 2004

Xstrata plc announces an upgrade in the ore reserves of the Minera Alumbrera copper operation in Argentina, extending the mine life at Alumbrera by 2.5 years and ensuring metal production until mid-2015.

An on-going ore delineation drilling programme, undertaken both within the existing ore envelope and for extensions at depth, has confirmed in excess of 80 million tonnes of additional ore reserves. Following the re-optimisation of the mine plan, based on a new geological model, improved metal prices and cost improvements, this increases contained metal reserves by more than 20%, equating to an additional 350,000 tonnes of contained copper and 1.2 million ounces of gold over the life of the mine. The grade and cash cost profiles of the additional ore are expected to be broadly in line with the previous life of mine plan. The additional ore was found predominantly in the north-western and northern domains of the pit, both inside and outside previous pit limits. Xstrata Copper is the Manager of Minera Alumbrera.

Charlie Sartain, chief executive of Xstrata Copper, said:
"The extension of the mine life at the highly efficient Alumbrera operation adds significant value to Xstrata. It represents a considerable achievement by the team at Alumbrera, who have improved efficiencies and increased revenues through a number of initiatives over the past 18 months, whilst continuously improving the operation's safety performance. Minera Alumbrera will continue with the intensive in-pit resource definition programme with the objective of adding further Ore Reserves to the Alumbrera business in the coming year.

"In addition, Xstrata Copper will also be scaling up its Alumbrera district exploration programme in the coming months following the identification of a number of promising geological targets that have been identified during the past year's exploration activities, independent of the Alumbrera Joint Venture work. We will work over the next few years to assess these and to extend the programme further throughout the district."

A new Ore Reserve Statement for Alumbrera will be completed early in the second half of the year, based on the new geological model and the update of the pit topography at 30 June 2004. This will be made available on the Xstrata website.

ends

Xstrata contacts

Claire Bithell		Sue Sara	
Telephone	+44 20 7968 2871	Telephone	+61 7 3833 8172
Mobile	+44 7785 964 340	Mobile	+61 411 206 090
Email	cbithell@xstrata.com	Email	suesara@xstrata.com.au

Xstrata File
Number 82-34660

Brigitte Mattenberger		Julian Rooney	
Telephone	+41 41 726 6071	Telephone	+5411 4316 8321
Mobile	+41 793 811 823	Mobile	+5411 4415 1285
Email	bmattenberger@Xstrata.com	Email	jpr@alumbrera.com.ar

www.xstrata.com

Notes to editors

Xstrata Copper has a 50% interest in the development and operating company of the Alumbrera open pit copper-gold mine, Minera Alumbrera Limited. Wheaton River Minerals Limited (37.5%) and Northern Orion Resources Inc (12.5%) own the remaining 50%.

The Minera Alumbrera operation consists of an open pit copper-gold mine and processing facility, concentrate slurry pipeline, powerline, filter plant and rail loading facility, and port and handling facilities.

In 2003 Alumbrera produced 34.2mt ore, 198.5kt copper in concentrate, 650koz gold in concentrate and 60koz gold in dore.

Achievements over the past 18 months at Alumbrera include a number of increases in reserves, the expansion of mill feed and concentrator flotation capacity, the successful negotiation of a four-year labour agreement, improved truck productivities in addition to a number of other cost reductions.

Xstrata File
Number 82-34660

xstrata
zinc

XSTRATA APPROVES BLACK STAR ZINC/LEAD OPEN PIT PROJECT AT MOUNT ISA

Madrid, Wednesday 23 June

Xstrata Zinc has approved development of the Black Star zinc/lead open pit at Mount Isa, in north west Queensland, Australia at a capital cost of some AUD27.6 million (USD18.8 million), of which AUD22.5 million (USD15.3 million) relates to pre-stripping of waste and the remainder infrastructure. Black Star is expected to provide an additional 1.5 million tonnes of ore per year to supplement current production output from the George Fisher underground zinc/lead mine and from underground mining activities at Mount Isa itself, with the objective of fully utilising the capacity of the Isa zinc-lead concentrator.

Development of the project will commence as soon as the required Queensland State Government approvals are received, with six months of pre-strip mining likely to begin in the second half of 2004. First production is scheduled from early 2005, with full production currently planned for at least five years, with significant potential for further extensions to the mine thereafter. The project is expected to create an additional 125 jobs when the open pit is in full production.

Drilling in the Black Star area during 2004 has defined a mineral resource of 24.2Mt grading 5.1% zinc, 2.7% lead and 54g/t silver. Inclusive of this resource, an initial ore reserve of 8.4Mt grading 5.2% zinc, 3.5% lead and 60g/t silver has been defined. The stripping ratio (waste:ore) associated with mining these initial reserves is around 4:1, with a planned pit depth of 200 metres.

The Black Star project was subject to a six month feasibility study costing AUD6 million, which assessed a number of critical issues including noise, dust, infrastructure placement and stability, blasting vibration and mine and waste rock dump design. The studies determined that re-establishing open pit mining on the Mount Isa lease could be done safely and with minimal environmental and community impacts.

Commenting on the announcement, Santiago Zaldumbide, Chief Executive Xstrata Zinc, said:

"The development of the Black Star open pit is the most high profile of a number of initiatives that are underway across our Australian zinc-lead businesses to improve returns and secure the longer-term viability of the operations. The Black Star project will provide the Mount Isa zinc lead operation with a new source of low cost ore, providing greater flexibility in managing supply and increasing total zinc lead output. The project's low-capital cost and the improvement in capital efficiency from the increased throughput at the concentrator will make a major contribution to improving the value and profitability of the operation from 2005."

ends

Xstrata contacts

Claire Bithell		Sue Sara	
Telephone	+44 20 7968 2871	Telephone	+61 7 3295 7535
Mobile	+44 7785 964340	Mobile	+61 411 206 090
Email	cbithell@xstrata.com	Email	suesara@xstrata.com.au
		Adam Lees	
		Telephone	+61 7 4744 2622
		Mobile	+61 412 126 510
		Email	alees@xstrata.com.au

xstrata
copper

Brisbane, Wednesday 23 June 2004

XSTRATA APPROVES DEVELOPMENT OF NORTHERN 3500 UNDERGROUND COPPER OREBODY AND COPPER SMELTER PROJECTS AT MOUNT ISA

Xstrata Copper has approved the development of the Northern 3500 underground copper orebody at Mount Isa in north west Queensland, Australia, at an expected capital cost of AUD36 million (USD24.8 million). The project will provide an additional high grade mining zone in the Enterprise underground copper mine, enabling the Mine to maintain its rated capacity of 3.5 Mtpa and improving the utilisation of the existing hoisting and concentrator capacity.

Capital work on the project will commence in the second half of this year, with initial production scheduled to commence in 2006. Current plans indicate that the mining block will contribute a supplementary 5.27 Mt of copper at a grade of 4.52%, or 240,000 tonnes of contained copper metal, over the next 11 years.

Mount Isa's Enterprise Mine is Australia's deepest mine and has been in commercial production since 1 July 2000. It has an internal shaft reaching a depth of 1800 metres and has a grade of 3.7% copper.

Xstrata Copper also announces the approval of an AUD7.2 million (USD 5.0m) leaching project to recover around 2,500 tonnes per annum of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter. In addition, the Company has launched a feasibility study into an AUD29 million (USD20 million) electric settling furnace project to improve recoveries from the copper smelter by a further 2%. Pre-feasibility work has already been completed with encouraging findings, and the feasibility study outcome is expected by the end of 2004.

Commenting on the announcements, Charlie Sartain, Chief Executive Xstrata Copper, said "I am delighted that we have been able to approve these capital investments in our copper business at Mount Isa. Both the mine and smelter projects demonstrate a determination by the Isa management to implement capital efficient projects which will improve the overall capital productivity of our fixed assets and add further value to our north Queensland copper businesses. The ongoing transformation of these operations is delivering significant and sustainable improvements that will secure their future.

"Xstrata's decision to invest in the Mount Isa copper business underscores the Company's commitment to the future development of Queensland's mineral resources," he said.

ends

Xstrata File
Number 82-34660

Xstrata contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com

Adam Lees
Telephone +61 7 4744 2622
Mobile +61 412 126 510
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Xstrata File
Number 82-34660

xstrata

Capital Group Disclosable Interest in Xstrata

Zug,29 June 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital International Limited, Capital International SA, Capital International Inc and Capital Research & Management have decreased and Capital Guardian Trust Company has increased their holdings in Xstrata to 15,220,972, 1,430,347, 533,200, 11,126,671 and 14,250,488 ordinary shares respectively, representing 2.41%, 0.23%, 0.08%, 1.76% and 2.26% respectively of the Group's issued share capital (previously 2.48%, 0.23%, 0.09%, 2.90% and 2.25%).

The aggregate shareholding of the Capital Group is now 42,561,678 shares, which represents 6.74% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 7.95%.)

Xstrata File Number 82-34660

xstrata coal

News Release

Sydney, 30 June 2004

XSTRATA COAL'S ULAN COAL MINE TO INSTALL AUD90 MILLION LONGWALL SYSTEM

Xstrata Coal announces the signing of a contract with Joy Mining to install a state-of-the-art AUD90 million longwall system at its Ulan underground coal mine, located near Mudgee in the west of New South Wales (NSW). The first of its kind in Australia, in terms of technology and width, the system spans 400m and has roof supports that are 2m wide.

Xstrata Coal owns 90% of Ulan Coal Mines, encompassing underground and open cut mining operations, and also manages the operation. Joint Venture partner Mitsubishi Development holds the remaining 10%.

Peter Coates, Chief Executive Xstrata Coal, said, "The decision to proceed with the installation of a new, state-of-the-art longwall system reflects Xstrata Coal's long-term commitment to Ulan, the Mudgee region and the State of New South Wales.

"This system will allow Ulan to maintain its position as one of the State's leading exporters of thermal coal, following the long-foreshadowed closure of the Ulan open cut mining operations at the end of 2007. This investment ensures the future of Ulan coal mine for at least another 20 years.

"I would like to congratulate Joy Mining on their successful tender and we look forward to working together with them on this important project."

Mick Buffier, Chief Operating Officer Xstrata Coal NSW, explained, "Due to the increased width of the equipment from 250 m to 400m the ratio of underground roadway development metres to longwall tonnes of coal mined will decrease. This, together with an expected 9% in productivity improvements, will result in an overall reduction in mining costs.

"The first of its kind in Australia and incorporating world best practice technology, the system is capable of producing in excess of 5.5 million tonnes each year, with the longwall shields designed to last the life of the Ulan underground mine."

The signing of this contract marks the end of two years of thorough study and research, as well as an extensive approvals process and tender evaluation. The new system is expected to be in operation in November 2005.

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For further information:
Justine Winn, Corporate Affairs Manager
T: +61 2 9253 6748; M: +61 416 196403